UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 4, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

RedHill Biopharma Ltd.

File No. 1-35773 - CF#37022

RedHill Biopharma Ltd. submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to Forms listed below.

Based on representations by RedHill Biopharma Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
4.5	20-F	December 26, 2012	through November 12, 2021
4.12	20-F	December 26, 2012	through November 12, 2021
4.25	20-F	February 26, 2015	through November 12, 2021
4.9	20-F	February 25, 2016	through February 29, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary